UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Eastern International Ltd., a Cayman Islands Company (the “Company”) held an Extraordinary General Meeting (the “Extraordinary Meeting”) of shareholders at 10:30am on June 22, 2026, local time, at Suite 901, 9th Floor, Building #2, Qianwan Zhigu, Chuanhua Smart CenterScience and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China. A quorum was present at the meeting as required by the Second Amended and Restated Memorandum and Articles of Association of the Company. At the Extraordinary Meeting, the shareholders of the Company approved the following ordinary resolution: the 1,000,000 issued preferred shares with a nominal or par value of USD0.0001 per share be re-designated as 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share with their rights unchanged and as set out in the third amended and restated memorandum and articles of association and the rights and terms of the remaining 49,000,000 Preferred Shares will be determined by the Directors from time to time before the issuance of such shares (the “Share Redesignation”) such that after the Share Redesignation, the authorised share capital shall become USD50,000 divided into (i) 450,000,000 ordinary shares with a nominal or par value of USD0.0001 per share, (ii) 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share and (iii) 49,000,000 preferred shares with a nominal or par value of USD0.0001 per share (the “Share Redesignation and Share Capital Changes”). At the Extraordinary Meeting, the shareholders of the Company also approved a special resolution that the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”), which contains all the proposed amendments mentioned in the proxy statement and a copy of which has been produced and marked as “Annex A” of the proxy statement, be and are approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect upon passing of ordinary resolution above, and any director, registered office provider or company secretary of the Company be and is authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Third Amended and Restated M&A, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2026

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

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